Exhibit 99.1

FOR IMMEDIATE RELEASE

NOVA Chemicals and Reliance Industries announce plan to form building and construction joint venture in India

Pittsburgh, PA (May 1, 2008) - NOVA Chemicals today announced that the company has signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture.  The proposed new joint venture plans to leverage NOVA Chemicals’ green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent.

“This new venture will enable us to work with Reliance to build a large, profitable business based on our proprietary Performance Styrenics building and construction systems,” said Chris Pappas, NOVA Chemicals President and COO. “India has a $60 billion construction market that is growing at about 20 percent per year. The potential for energy-efficient buildings in India is very exciting and these systems are an excellent fit for Reliance Retail’s strategy.”

These unique building and construction systems and component parts, based on expandable polystyrene, minimize resource consumption while decreasing on-going energy demand by as much as a third.  The components of the system include structural and non-structural roof, decking and wall panels.

The new venture is expected to be operational by the third quarter of 2008 following finalization of formal agreements.  Initial steps necessary to manufacture components in India are underway.  The first activity of the venture will be construction of buildings for Reliance Retail in India.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.  NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel: 412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chuck Magro – Vice President, Investor Relations

Tel: 412.490.5047

E-mail: magroc@novachem.com

Photographs and charts are available upon request.

Forward-Looking Information

This news release contains forward-looking information concerning NOVA Chemicals’ proposed building and construction joint venture with Reliance Industries, including statements regarding:  NOVA Chemicals’ expectation that the new venture will enable it to work with Reliance to build a large, profitable business; the potential for energy-efficient buildings in India; the unique properties of the building and construction systems and component parts; and NOVA Chemicals’ expectation that new venture is expected to be operational by the third quarter of 2008 following finalization of formal agreements.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include:  uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.